FOLEY & LARDNER LLP ATTORNEYS AT LAW
402 W. Broadway, Suite 2300 San Diego, CA 92101-3542 619.234.6655 TEL 619.234.3510 FAX www.foley.com
	January 12, 2005	WRITER'S DIRECT LINE 619.685.4604 alenain@foley.com EMAIL
VIA FEDEX and EDGAR		CLIENT/MATTER NUMBER 028295-0101

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alliance Pharmaceutical Corp. File No. 0-12950 Form 10-KSB for Fiscal Year ended June 30, 2004 Internal Control No. 12523

Dear Ms. Blye:

        Reference is made to your letter of December 28, 2004 to Duane Roth, Chief Executive Officer of Alliance Pharmaceutical Corp. (the “Company”), concerning the agreement filed as Exhibit 10.70 to the Company’s Form 10-KSB for the fiscal year ended June 30, 2004 (through incorporation by reference to Exhibit 10.2 of the Company’s 10-QSB for the fiscal quarter ended March 31, 2004).

        The document filed as Exhibit 10.70 to the Form 10-KSB is the Development, Assignment and Supply Agreement entered into April 1, 2004 by and between the Company’s subsidiary, PFC Therapeutics, LLC (“PFC”) and Nycomed Denmark ApS (the “Nycomed Agreement”), pursuant to which PFC granted Nycomed the right to market and sell a fluorocarbon emulsion known as Oxygent™ in various countries.

        You have noted in your letter of December 28, 2004 that Iran and Syria are among the countries listed in the Nycomed Agreement in which PFC has granted Nycomed rights and have asked the Company to advise the Securities and Exchange Commission as to the materiality to the Company of any arrangement to market and license Oxygent™ in these countries in light of the fact that both of these countries are identified by the U.S. State Department as state sponsors of terrorism and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control.

        On July 2, 2004, Nycomed terminated the Nycomed Agreement effective August 16, 2004, at which time all rights to market and sell Oxygent™ granted under the Nycomed Agreement reverted back to PFC, including rights to market and sell Oxygent™ in Iran and Syria. Prior to the effective date of the termination of the Nycomed Agreement, Nycomed conducted no commercial activities related to Oxygent™ in either Iran or Syria.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Ms. Cecilia Blye, Chief
January 12, 2005

        As a result, the Company does not believe that any arrangement to sell PFC’s products in these countries through Nycomed is material to investors, nor does the Company believe that the arrangement constitutes a material investment risk for the Company’s securityholders.

Very truly yours, /s/ Adam Lenain Adam C. Lenain, Esq.

cc:	Duane Roth John Wurst Renee Roth Ken Polin, Esq.